November 22, 2016

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

RE:	xG Technology, Inc.
Registration Statement on Form S-3
Filed November 7, 2016
File No. 333-214484

Dear Mr. Spirgel:

We hereby submit the response of xG Technology, Inc. (the “Company”) to the oral comment of the staff of the Division of Corporation Finance (the “Staff”) received by Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel, on November 18, 2016 in regard to the above-referenced Registration Statement on Form S-3.

For convenience of your reference, the Staff’s oral comment is reprinted below in italics and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Oral Comment

We note that the Company has disclosed its recent entrance into a Letter of Intent to acquire certain assets and liabilities of Vislink PLC. Please explain how you consider the applicability of Rule 3-05 of Regulation S-X when determining the acquisition of Vislink PLC.

Company Response: The Company has determined that its potential acquisition of Vislink PLC (“Vislink”) is not a “probable” acquisition under Rule 3-05 of Regulation S-X and thus the inclusion of financial statements of the potential acquired assets is not required at this time. In evaluating whether a potential acquisition is “probable”, FRM Section 2005.4 requires an evaluation of all available facts. The Company based its determination that this potential acquisition is not “probable” upon several facts, including:

(i)	the absence of a definitive acquisition agreement;

(ii)	the highly contingent nature of the financing necessary to complete the potential acquisition;

(iii)	the length of negotiations;

(iv)	incomplete transaction requirements; and

(v)	the temporary nature of exclusivity period.

The Company began discussions with Vislink approximately in June 2016 and after several months of negotiations entered into a binding letter of intent on October 13, 2016 (the “Letter of Intent”). During this time, the parties have repeatedly delayed entering into a definitive agreement due to the presence of multiple contingencies which have yet to be resolved, and as such at this time a definitive agreement has not yet been agreed upon and executed.

One of the most significant contingencies concerns the financing of the Company’s potential acquisition. The Letter of Intent contemplates that cash consideration shall be used to make the acquisition. However, the Company does not currently have a definitive source for the funds that are required. In order to raise the funds necessary to meet its potential obligations pursuant to the Letter of Intent, the Company needs to undertake a public offering and must file a Registration Statement on Form S-1 to register the offering. It is possible that the necessary financing will not be in place prior to the end of the initial “exclusive dealing” period described below.

The Letter of Intent provides that Vislink will not enter into any other acquisition discussions with other potential acquirers prior to December 31, 2016. If the Company does not close the transaction by December 31, 2016, Vislink is free to negotiate with other potential acquirers. Accordingly, xG would need to seek an extension to the above-mentioned “exclusive dealing” period with Vislink beyond December 31, 2016. There is no assurance that the Company will get such an extension if it so requests.

xG has not yet performed certain tasks required to be completed prior to the consummation of any acquisition. The Company has yet to complete its confirmatory business due diligence of the proposed assets, including onsite visits to certain offices of the target and the receipt of certain material information. Due diligence efforts have been ongoing, and the Company still expects to spend a few weeks engrossed in due diligence. Furthermore, Vislink has not yet obtained the required consent of its shareholders in order to authorize the proposed acquisition. Currently, a date for the shareholder meeting has not been proposed.

Based upon these facts, xG has determined that the proposed acquisition of Vislink is not “probable” under Rule 3-05 of Regulation S-X, the Company's financial statements alone would provide adequate financial information to make an investment decision, and it would be considered inappropriate to include any financial information with respect to the potential acquired entity within our financial presentation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel, at (212) 603-6300.

Sincerely,

xG Technology, Inc.

By:	/s/ Roger Branton
Roger Branton
Chief Financial Officer